1115 Broadway New York, NY 10010  (212) 798-4700

March 24, 2010

VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC  20549

Re:         Frederick’s of Hollywood Group Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 12, 2010
File No. 1-05893

Dear Mr. Reynolds:

Frederick’s of Hollywood Group Inc. (“Company”) hereby submits its response to the Staff’s comment letter, dated March 12, 2010, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A.  Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.  Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement.  The Company is also delivering three (3) courtesy copies of Amendment No. 1 to the Preliminary Proxy Statement to Mr. Damon Colbert, which has been marked to reflect the changes from the original filing of the Preliminary Proxy Statement.  When used in the responses contained in the letter, the “Company,” “we,” “us” and “our” refer to Frederick’s of Hollywood Group Inc.

General

1.
Please tell us why you do not incorporate by reference the Form 10-Q for the quarterly period ended October 24, 2009, into the proxy statement.  Also, advise whether you will incorporate by reference the Form 10-Q for the quarterly period ended January 23, 2010.

We note the comment and advise the Staff that the Company will incorporate by reference the Forms 10-Q for the quarterly periods ended October 24, 2009 and January 23, 2010, into the proxy statement.  The Company has revised the proxy statement accordingly.

Securities and Exchange Commission
March 24, 2010

2.
We note the paragraph under the heading “Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on March 24, 2010” in the notice to your shareholders.  Please tell us whether you intend to deliver the Form 10-K for the fiscal year ended July 25, 2009, and the Forms 10-Q for the quarterly periods ended October 24, 2009 and January 23, 2010, with the proxy statement in accordance with Item 13(b)(2) of Schedule 14A.

We note the comment and advise the Staff that the Company intends to deliver the Form 10-K for the fiscal year ended July 25, 2009 (in the form of an annual report wraparound Form 10-K with Chairman’s letter), and the Forms 10-Q for the quarterly periods ended October 24, 2009 and January 23, 2010, with the proxy statement in accordance with Item 13(b)(2) of Schedule 14A.  The Company has revised the notice to the Company’s shareholders and the proxy statement accordingly.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 798-4892 (phone), (212) 798-4893 (facsimile) or marcif@fohgroup.com.

Very truly yours,

/s/ Marci J. Frankenthaler

Marci J. Frankenthaler
General Counsel

cc:          Thomas J. Lynch
Thomas Rende
Cindy Rosenberg
David Alan Miller, Esq.
Jeffrey Gallant, Esq.